EXHIBIT 12

STATEMENT RE: COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND
EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS (1)

($ amounts in millions)
Years Ended 2009, 2008, 2007, 2006 and 2005

	2009	2008	2007	2006	2005

Income (loss) from continuing operations before income taxes	$(86.6)	$(294.7)	$134.1	$163.4	$153.4

Less: Equity in earnings (losses) of venture capital partnership investments	1.2	(3.9)	0.3	1.1	14.8

Add: Distributed earnings of venture capital partnership investments	6.2	2.8	6.9	6.7	68.0

Income (loss) from continuing operations before income taxes and equity in
undistributed earnings of venture capital partnership investments	$(81.6)	$(288.0)	$140.7	$169.0	$206.6

Fixed Charges:
Interest expense on indebtedness (2)	$33.1	$36.7	$44.2	$49.2	$46.6
Stock purchase contract adjustment payments	—	—	—	—	7.4
Interest expense attributable to rentals	0.7	0.7	1.0	0.9	0.8
Fixed charges, exclusive of interest credited on policyholder
contract balances	$33.8	$37.4	$45.2	$50.1	$54.8
Interest credited on policyholder contract balances	136.2	152.0	155.6	170.7	191.2
Total fixed charges, inclusive of interest credited on policyholder
contract balances	$170.0	$189.4	$200.8	$220.8	$246.0

Income (loss) from continuing operations before income taxes, equity in
Undistributed earnings of venture capital partnership investments and fixed charges	$88.4	$(98.6)	$341.5	$389.8	$452.6

Ratio of earnings to fixed charges and preferred stock dividends	0.5	—	1.7	1.8	1.8

Additional earnings required to achieve 1:1 ratio coverage	$81.6	$288.0	$—	$—	$—

SUPPLEMENTAL RATIO (3) — Ratio of earnings to fixed charges and preferred stock dividends exclusive of interest credited on policyholder contract balances:

Income (loss) from continuing operations before income taxes and equity in
undistributed earnings of venture capital partnership investments	$(81.6)	$(288.0)	$140.7	$169.0	$206.6

Fixed Charges:
Total fixed charges, as above	$33.8	$37.4	$45.2	$50.1	$54.8

Income (loss) from continuing operations before income taxes and equity in
undistributed earnings of venture capital partnership investments and fixed charges	$(47.8)	$(250.6)	$185.9	$219.1	$261.4

Ratio of earnings to fixed charges and preferred stock dividends	—	—	4.1	4.4	4.8

Additional earnings required to achieve 1:1 ratio coverage	$81.6	$288.0	$—	$—	$—

———————

(1)

We had no dividends on preferred stock for the years 2005 to 2009.

(2)

Interest expense on collateralized obligations is not included as these are non-recourse liabilities to Phoenix and the interest expense is solely funded by assets pledged as collateral consolidated on our balance sheet.

(3)

This ratio is disclosed for the convenience of investors and may be more comparable to the ratios disclosed by other issuers of fixed income securities.